Exhibit 99.1

mesoblast

asx announcement

HIGH SURVIVAL RATES WITH RYONCIL® IN EIND PROGRAM EMPHASIZE IMPORTANCE OF EARLIER USE IN BOTH CHILDREN AND ADULTS WITH SR-aGvHD

New York, USA: February 11 and Melbourne, Australia: February 12, 2026: Mesoblast Limited (ASX:MSB; Nasdaq:MESO), global leader in allogeneic cellular medicines for inflammatory diseases, today provided data presented at the February 2026 Tandem Meetings of the American Society for Transplantation and Cellular Therapy (ASTCT) and the Center for Blood and Marrow Transplant Research (CIBMTR) in Salt Lake City, Utah.

The study results showed that Ryoncil® (remestemcel-L-rknd) achieved similarly high survival outcomes in steroid-refractory acute graft-versus-host disease (SR-aGvHD) irrespective whether used in children or adults, as second or third line, and in ruxolitinib naive or resistant patients.[1] Ryoncil® is the first mesenchymal stromal cell (MSC) product approved by the U.S. Food and Drug Administration (FDA) for any indication, and the only product approved for children under age 12 with steroid-refractory acute graft-versus-host disease (SR-aGvHD).[2]

Importantly, of the 53 patients with SR-aGvHD who received Ryoncil® as ≥ third line treatment under the Emergency Investigational New Drug (EIND) program (89% grade III/IV disease), 15% died before being able to complete a full treatment course of Ryoncil® compared with only 2% of patients who received Ryoncil® as second-line in the Phase 3 trial MSB-GVHD001. These results emphasize the importance of using Ryoncil® as early as possible after steroid resistance in acute GVHD in order to complete a full treatment course and maximize survival.

Additionally, adult patients in the EIND program of Ryoncil® had at least as favorable day 100 survival as children in the EIND program, providing strong support and rationale for the planned pivotal trial of early use of Ryoncil® as part of the second-line treatment regimen in adults with severe SR-aGvHD. The trial is expected to commence enrollment this quarter after protocol approval by the trial's central Institutional Review Board (IRB). If successful, the trial will support label extension of Ryoncil® for use in adults - a population approximately three times the size of the pediatric SR-aGvHD population.

"Treatment initiation as early as possible is essential in order to give Ryoncil® the best chance to save as many precious lives as possible," said Mesoblast Chief Executive Dr. Silviu Itescu. "The Phase 3 trial in adults with SR-aGvHD will position Ryoncil® as the earliest treatment regimen for severe disease after steroid resistance."

About Mesoblast

Mesoblast (the Company) is a world leader in developing allogeneic (off-the-shelf) cellular medicines for the treatment of severe and life-threatening inflammatory conditions. The therapies from the Company's proprietary mesenchymal lineage cell therapy technology platform respond to severe inflammation by releasing anti-inflammatory factors that counter and modulate multiple effector arms of the immune system, resulting in significant reduction of the damaging inflammatory process.

Mesoblast's Ryoncil® (remestemcel-L-rknd) for the treatment of steroid-refractory acute graft versus host disease (SR-aGvHD) in pediatric patients 2 months and older is the first FDA-approved mesenchymal stromal cell (MSC) therapy. Please see the full Prescribing Information at www.ryoncil.com.

Mesoblast is committed to developing additional cell therapies for distinct indications based on its remestemcel-L and rexlemestrocel-L allogeneic stromal cell technology platforms. Ryoncil® is being developed for additional inflammatory diseases including SR-aGvHD in adults and biologic-resistant inflammatory bowel disease. Rexlemestrocel-L is being developed for heart failure and chronic low back pain. The Company has established commercial partnerships in Japan, Europe and China.

About Mesoblast intellectual property: Mesoblast has a strong and extensive global intellectual property portfolio, with over 1,000 granted patents or patent applications covering mesenchymal stromal cell compositions of matter, methods of manufacturing and indications. These granted patents

Mesoblast Limited
ABN 68 109 431 870
www.mesoblast.com

Corporate Headquarters
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and patent applications provide commercial protection extending through to at least 2044 in all major markets. About Mesoblast manufacturing: The Company’s proprietary manufacturing processes yield industrial-scale, cryopreserved, off-the-shelf, cellular medicines. These cell therapies, with defined pharmaceutical release criteria, are planned to be readily available to patients worldwide. Mesoblast has locations in Australia, the United States and Singapore and is listed on the Australian Securities Exchange (MSB) and on the Nasdaq (MESO). For more information, please see www.mesoblast.com, LinkedIn: Mesoblast Limited and Twitter: @Mesoblast References / Footnotes 1. Kurtzberg J, et al. Remestemcel-L-rknd (Ryoncil) Improves Survival After Failure of Second-Line Treatment for SR-aGVHD [Poster presentation]. 2026 Transplantation & Cellular Therapy Tandem Meetings 2. Please see the full Prescribing Information at www.ryoncil.com Forward-Looking Statements This press release includes forward-looking statements that relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. We make such forward-looking statements pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and other federal securities laws. Forward-looking statements should not be read as a guarantee of future performance or results, and actual results may differ from the results anticipated in these forward-looking statements, and the differences may be material and adverse. Forward-looking statements include, but are not limited to, statements about: the initiation, timing, progress and results of Mesoblast’s preclinical and clinical studies, and Mesoblast’s research and development programs; Mesoblast’s ability to advance product candidates into, enroll and successfully complete, clinical studies, including multi-national clinical trials; Mesoblast’s ability to advance its manufacturing capabilities; the timing or likelihood of regulatory filings and approvals, manufacturing activities and product marketing activities, if any; the commercialization of Mesoblast’s RYONCIL for pediatric SR-aGVHD and any other product candidates, if approved; regulatory or public perceptions and market acceptance surrounding the use of stem-cell based therapies; the potential for Mesoblast’s product candidates, if any are approved, to be withdrawn from the market due to patient adverse events or deaths; the potential benefits of strategic collaboration agreements and Mesoblast’s ability to enter into and maintain established strategic collaborations; Mesoblast’s ability to establish and maintain intellectual property on its product candidates and Mesoblast’s ability to successfully defend these in cases of alleged infringement; the scope of protection Mesoblast is able to establish and maintain for intellectual property rights covering its product candidates and technology; estimates of Mesoblast’s expenses, future revenues, capital requirements and its needs for additional financing; Mesoblast’s financial performance; developments relating to Mesoblast’s competitors and industry; and the pricing and reimbursement of Mesoblast’s product candidates, if approved. You should read this press release together with our risk factors, in our most recently filed reports with the SEC or on our website. Uncertainties and risks that may cause Mesoblast’s actual results, performance or achievements to be materially different from those which may be expressed or implied by such statements, and accordingly, you should not place undue reliance on these forward-looking statements. We do not undertake any obligations to publicly update or revise any forward-looking statements, whether as a result of new information, future developments or otherwise. Release authorized by the Chief Executive. For more information, please contact: Corporate Communications / Investors Paul Hughes T: +61 3 9639 6036 Media – Global Media – Australia Allison Worldwide BlueDot Media Emma Neal Steve Dabkowski T: +1 603 545 4843 T: +61 419 880 486 E: emma.neal@allisonworldwide.com E: steve@bluedot.net.au